PRESS RELEASE

Filing by Transamerica Income Shares, Inc. pursuant to Rule 425 under the Securities Act of 1933, and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Company: Transamerica Income Shares, Inc.

(SEC File Nos. 811-02273 and 005-43718)

FOR IMMEDIATE RELEASE

JULY 9, 2015

Transamerica Income Shares, Inc. and Transamerica Flexible Income

Announce Proposed Reorganization

Transamerica Income Shares, Inc. (NYSE: TAI) and Transamerica Flexible Income, a series of Transamerica Funds, announced today that each fund’s board has approved a plan for TAI, a closed-end fund, to reorganize into Transamerica Flexible Income, an open-end fund.

The proposed reorganization is subject to the approval of shareholders of TAI. A shareholder meeting is anticipated to be held in November 2015. If approved by shareholders of TAI, the reorganization is expected to take place in December 2015. The board members believe that the proposed reorganization is in the best interests of shareholders of both funds. Details of the rationale for this reorganization will be contained in proxy materials to be sent to shareholders of TAI. There can be no assurance that the reorganization will be approved or, if approved, completed.

Under the terms of the proposed reorganization, all of the assets and liabilities of TAI would become the assets and liabilities of Transamerica Flexible Income, and TAI would cease to exist. The outstanding shares of TAI would be converted into a number of whole or fractional Class I shares of Transamerica Flexible Income with an aggregate net asset value equal to the aggregate net asset value of the shares of TAI immediately prior to the reorganization. Transamerica Asset Management, Inc. is each fund’s investment adviser.

The reorganization would provide shareholders of TAI with shares of an open-end fund, providing liquidity for their shares at net asset value as a result of the reorganization, thereby eliminating the discount at which TAI shares historically have traded. The reorganization is expected to qualify as a tax-free transaction.

Under normal circumstances, both funds invest at least 80% of their net assets (plus the amount of borrowings, if any, for investment purposes) in fixed-income securities, which may include U.S. government and foreign government bonds and notes (including emerging markets), mortgage-backed, commercial mortgage-backed, and asset-backed securities (including collateralized mortgage obligations), corporate bonds of issuers in the U.S. and foreign countries (including emerging markets), convertible bonds and other convertible securities, bank loans and loan participations, structured notes, and preferred securities.

In connection with the proposed reorganization, TAI and Transamerica Flexible Income will file relevant materials with the Securities and Exchange Commission (SEC), including a combined proxy statement for TAI and prospectus for Transamerica Flexible Income. Any solicitation of proxies by TAI in connection with the shareholder meeting will be made only pursuant to such proxy materials. Investors should consider the investment objectives, risks and expenses of Transamerica Flexible Income before investing or voting with respect to the reorganization. Because the proxy

PRESS RELEASE

statement/prospectus will contain this and other important information, TAI’s shareholders are urged to read it carefully when it becomes available and before voting with respect to the reorganization. Once the proxy statement/prospectus has been filed with the SEC and becomes effective, it will be available free of charge at the SEC’s website, www.sec.gov, under filings for Transamerica Flexible Income. TAI shareholders also will be able to obtain copies of the final documents, when available, by calling Transamerica Asset Management, Inc. at 1-888-233-4339.

This is not an offer to buy shares of any fund, nor is it a solicitation of any proxy. This is a communication prior to the furnishing of a proxy statement by TAI and its board. Transamerica Asset Management, Inc. and its affiliates receive advisory and other fees disclosed in the combined proxy statement/prospectus. A definitive proxy statement will be sent to shareholders of record as of the record date, which is currently set for August 14, 2015.

Closed-end funds, unlike open-end funds, are not continuously offered. There is a one-time public offering and once issued, shares of closed-end funds are purchased and sold in the open market through a stock exchange and frequently trade at prices lower than their net asset values. Net asset value is calculated as total assets less total liabilities divided by the number of shares outstanding.

About Transamerica Asset Management, Inc.

Transamerica Asset Management, Inc. is a registered investment adviser with total assets under management of approximately $74 billion as of December 31, 2014. The funds advised and sponsored by Transamerica Asset Management, Inc. include TAI, Transamerica Funds, Transamerica Series Trust, and Transamerica Partners Funds. Transamerica Asset Management, Inc. is an indirect wholly owned subsidiary of Aegon N.V., an international life insurance, pension, and asset management company.

About Transamerica Capital, Inc.

Transamerica Capital, Inc. is the underwriting and wholesaling broker/dealer for Transamerica Funds. Transamerica Capital, Inc. works with financial professionals at wirehouse, regional, independent, and bank firms to provide a variety of insurance and investment solutions. All of the companies are Aegon companies.

About Aegon N.V.

Aegon’s roots go back more than 150 years – to the first half of the nineteenth century. Since then, Aegon has grown into one of the world’s largest life insurance, pension and asset management groups, operating in over 25 markets worldwide with some 28,000 employees. Aegon’s core business is focused on what we characterize as the life-cycle needs of our customers. For more information, visit aegon.com.

Media Contact:

Greg Tucker

media.relations@transamerica.com

1-443-475-3017